UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Earle M. Jorgensen Company
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
480829 10 0
(CUSIP Number)
David H. Hannah
Chief Executive Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071
(213) 687-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 17, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	CUSIP No. 480829 10 0	Page	of

1	NAMES OF REPORTING PERSONS: Reliance Steel & Aluminum Co.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,174,634

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,174,634*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Of the 25,174,634 shares reported on this Schedule 13D, (a) 22,445,810 shares are owned of record by Kelso Investment Associates IV, L.P. (“KIA IV”), (b) 11, 616 shares are owned of record by Kelso Equity Partners II, L.P. (“KEP II”), (c) 1,704,740 shares are owned of record by KIA III – Earle M. Jorgensen, L.P. (“KIA III”), and (d) 1,012,468 shares are owned of record by Kelso Investment Associates, L.P. (“KIA”). (KIA IV, KEP II, KIA III and KIA may be referred to herein collectively as the “Kelso Entities”.) Reliance Steel & Aluminum Co. (“Reliance”) owns no shares of the common stock of Earle M. Jorgensen Company (“EMJ”) and is filing this Schedule 13-D solely because it may be deemed to beneficially own the reported shares as a result of that Voting Agreement dated January 17, 2006 entered into with the Kelso Entities in connection with the Agreement and Plan of Merger dated January 17, 2006 by and among Reliance, an acquisition subsidiary and EMJ. Reliance disclaims beneficial ownership of the securities owned of record by the Kelso Entities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Item 1.	Security and Issuer
     This Schedule 13D relates to the common stock, $0.001 par value per share, of Earle M. Jorgensen Company, a Delaware corporation (“EMJ”), with principal executive offices located at 10650 Alameda Street, Lynwood, California 90262.

Item 2.	Identity and Background
     The person filing this report is Reliance Steel & Aluminum Co., a California corporation, with its corporate headquarters located at 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071. Reliance is a metals service center company with over 100 facilities in the United States and facilities in Belgium and South Korea.
     Set forth on Schedule A attached hereto is (i) the name of each executive officer and director of Reliance, (ii) the residence or business address of each such executive officer and director and (iii) the present principal occupation or employment of each of such executive officer and director and (iv) the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof.
     During the past five years, neither Reliance nor, to the knowledge of Reliance, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Reliance nor, to the knowledge of Reliance, any of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Reliance or such person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     Reliance and the Kelso Entities entered into a Voting Agreement dated January 17, 2006 as an inducement to Reliance and as a condition to Reliance’s agreement to enter into the Agreement and Plan of Merger (the “Merger Agreement”) of the same date pursuant to which EMJ, if all of the conditions precedent are satisfied, will merge with and into a newly-formed, wholly-owned subsidiary of Reliance. Accordingly, Reliance did not pay any consideration and used no funds to acquire the rights under the Voting Agreement but did agree to grant the Kelso Entities certain registration rights with respect to any Reliance common stock received in exchange for the shares of EMJ common stock, if the transactions contemplated by the Merger Agreement are consummated.

Item 4.	Purpose of Transaction
     As stated in Item 3, in connection with the Merger Agreement, the Kelso Entities entered into a voting agreement with Reliance, dated January 17, 2006 (the “Voting Agreement”). If the Merger Agreement is approved by the stockholders of EMJ and all other conditions to the closing are satisfied, EMJ will merge with and into an acquisition subsidiary, with the acquisition subsidiary as the surviving corporation (the “Merger”), and Reliance will pay the EMJ stockholders cash of $6.50 per share of EMJ common stock plus an amount in shares of Reliance’s common stock at an exchange rate between 0.0892 and 0.1207 shares of Reliance common stock for each share of EMJ common stock, with a value of approximately $6.50 per share. The actual number of Reliance shares to be issued between those limits depends on the average daily closing sale price for Reliance common stock reported on the New York Stock Exchange for the 20-day trading period ending with and including the second complete trading day prior to the date that the Merger becomes effective. The merger consideration will be paid 50% in cash (from borrowings under Reliance’s syndicated credit agreement) and 50% in Reliance common stock.
     Pursuant to the terms of the Voting Agreement, the Kelso Entities agreed, among other things, (i) to vote the shares of EMJ common stock that they own in favor of the adoption of the Merger Agreement and the approval of the Merger and (ii) to vote their shares of EMJ common stock against any takeover proposal by a third party, any amendment of EMJ’s organizational documents, any other action which could impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, and any change in any form or manner of the voting rights of any class of capital stock of EMJ. The Kelso Entities further agreed that they (i) will not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to their shares of EMJ common stock, subject to certain exceptions set forth in the Voting Agreement, and (ii) will not deposit any of such shares into a voting trust or grant any proxies.
     The Voting Agreement, and the obligations of the Kelso Entities pursuant to the preceding paragraph, will terminate on the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with Article VIII thereof, (iii) EMJ’s board of directors withdrawing or adversely modifying its recommendation in accordance with Section 5.02(b) of the Merger Agreement and (iv) at the Kelso Entities’ option, upon notice to Reliance from and after any amendment or modification of the Merger Agreement that (x) extends the outside date for the consummation of the Merger set forth in the Merger Agreement or (y) otherwise materially and adversely affects the Kelso Entities, including, without limitation, by changing the form of, or decreasing the amount of, the consideration to be received in the Merger.
     The description of the Voting Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit “99.2” hereto.
     The consummation of the Merger is conditioned on obtaining the approval of the EMJ’s stockholders, receiving necessary regulatory and third party approvals and clearances and other customary closing conditions, including the receipt of legal opinions that the transaction will qualify as a tax-free “reorganization” under the Internal Revenue Code, with respect to the stock consideration. The EMJ common stock is listed on the New York Stock Exchange. If the Merger is completed as contemplated, the EMJ common stock will be delisted.
     The purpose of the Voting Agreement is to enable Reliance and EMJ to consummate the Merger and other transactions contemplated by the Merger Agreement. Except as set forth herein, Reliance does not have any plans and has not made any proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     Except for the shares of EMJ common stock that are subject to the Voting Agreement, with respect to which Reliance disclaims beneficial ownership, Reliance does not own of record or beneficially any shares of EMJ common stock. As a result of the Voting Agreement, Reliance may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of, and shared power to vote or direct the vote of, 25,174,634 shares of EMJ common stock held by the Kelso Entities, which represents approximately 50.1% of the outstanding shares of EMJ common stock. There is no irrevocable proxy accompanying this right and Reliance does not have the power to vote or direct the vote of such shares with respect to any matter other than as specifically set forth in the Voting Agreement. Reliance is not entitled to any rights as a stockholder of EMJ by virtue of the Voting Agreement.
     Reliance has not effected any transaction in EMJ common stock during the last sixty (60) days.
     (d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On January 17, 2006, the Kelso Entities, Reliance and EMJ entered into the Voting Agreement, as further discussed in Item 4 above. Other than the Merger Agreement and the Voting Agreement, neither Reliance nor any of the persons named in Schedule A is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any of EMJ’s securities, including, but not limited to, the transfer of or voting of any of EMJ’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or any pledge or contingency, the occurrence of which would give another person voting or investment power over all or a portion of the shares of EMJ common stock subject to such contingency.

Item 7.	Material to Be Filed as Exhibits
     99.1 Agreement and Plan of Merger dated January 17, 2006 by and among Reliance Steel & Aluminum Co., RSAC Acquisition Corp. and Earle M. Jorgensen Company.
     99.2 Voting Agreement among Reliance Steel & Aluminum Co., Earle M. Jorgensen Company, Kelso Investment Associates, L.P., Kelso Equity Partners II, L.P., KIA III-Earle M. Jorgensen, L.P. and Kelso Investment Associates IV, L.P., dated as of January 17, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 24, 2006

RELIANCE STEEL & ALUMINUM CO.
By:	/s/ David H. Hannah
David H. Hannah
Chief Executive Officer

Exhibit Index
99.1	Agreement and Plan of Merger dated January 17, 2006 by and among Reliance Steel & Aluminum Co., RSAC Acquisition Corp. and Earle M. Jorgensen Company.
99.2	Voting Agreement among Reliance Steel & Aluminum Co., Earle M. Jorgensen Company, Kelso Investment Associates, L.P., Kelso Equity Partners II, L.P., KIA III-Earle M. Jorgensen, L.P. and Kelso Investment Associates IV, L.P., dated as of January 17, 2006.

Schedule A
Executive Officers and Directors
Directors
Joe D. Crider – retired (metals service center executive officer)
400 A Mariposa
Sierra Madre, CA 91024
Thomas W. Gimbel – independent computer consultant
P.O. Box 50270
Pasadena, CA 91115
David H. Hannah – Chief Executive Officer
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
Douglas M. Hayes – investment banker
HAYES CAPITAL CORPORATION
1875 Century Park East, Suite 600
Los Angeles, CA 90067
Franklin R. Johnson – retired accountant
c/o PriceWaterhouseCoopers
350 S. Grand Avenue, 48th Floor
Los Angeles, CA 90071
Mark V. Kaminski – retired (aluminum mill executive officer)
3521 Winterberry Circle
Louisville, KY 40207
Gregg J. Mollins – President and Chief Operating Officer
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
Richard J. Slater – adviser
JACOBS ENGINEERING GROUP, INC. (global technical professional services company)
1111 South Arroyo Parkway
Pasadena, CA 91109-7084
Leslie A. Waite – investment adviser
VALENZUELA CAPITAL
55 S. Lake Street, Suite 750
Pasadena, CA 91101

Executive Officers
David H. Hannah
Chief Executive Officer
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
Gregg J. Mollins
President and Chief Operating Officer
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
Karla Lewis
Executive Vice President and Chief Financial Officer
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
James P. MacBeth
Senior Vice President, Carbon Steel Operations
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
William K. Sales, Jr.
Senior Vice President, Non-Ferrous Operations
RELIANCE STEEL & ALUMINUM CO.
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071